UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 April 2021 for use in the group’s share saving plan have on 20 April 2021 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,120,374 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated bonus shares at an average price of NOK 167.37. Details on allocation of shares are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Holm, Mads	Senior vice president	169		1,556		1,155
Hove, Kjetil	Executive vice president	309		15,532		15,532
Karlsen, Rune	Vice president	149		7,487		7,487
Labråthen, Per-Martin	Member of the board of directors	62		2,546		2,546
Lindbæk, Jannik	Senior vice president	240		9,415		9,415
Lockhart, Carri	Senior vice president	960		7,501		7,501
Løseth, Tore M.	Executive vice president	208		13,632		13,632
Møllerstad, Hilde	Member of the board of directors	127	134	3,701	3,629	7,330
Nilsson, Jannicke	Chief Operating Officer	329	126	35,240	19,231	54,471
Nordang, Ana Fonseca	Senior vice president	248	102	6,372	2,231	8,603
Nylund, Arne Sigve	Executive vice president	443		25,788		25,788
Opedal, Anders	Chief Executive Officer	758	79	30,712	3,041	33,753
Rummelhoff, Irene	Executive vice president	397		40,761	407	41,168
Skeie, Svein	Acting CFO	239	128	34,198	8,487	42,685
Torstensen, Siv Helen	General counsel	267	108	10,760	2,741	13,501

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: April 20, 2021	/s/ SVEIN SKEIE
Svein Skeie
Chief Financial Officer